Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 13, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 13, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Jones Ventures INTL Acquisition1 Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share and one Share Right to receive one eighth (1/8) of a Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Share Rights, each Share Right entitling the holder to receive one-eighth (1/8) of one Class A Ordinary Share upon the consummation of an initial business combination

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi